UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 15, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company
Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11
Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Participation in online events: 19/June to 25/June

TIM S.A. ("TSA" or “Company”) (B3: TIMS3; NYSE: TIMB), in compliance with Circular Letter No. 7/2020-CVM/SEP and in accordance with the provisions of CVM Resolution No. 44/21 and CVM Resolution No. 80/22, informs to its shareholders and the market in general the participation of its executives in online events, as follows:

Presenters:

Ricardo Salvatore – Executive Manager for Business Continuity & ICT Security Governance Brazil at TIM.

Event: Security Leaders – Rio de Janeiro.

Date and time: June 22nd, 2022 at 2:00 PM (BRT).

Link: https://ag93eventos.com.br/online/evento/inscricao.asp?idEV=219321154924

Topics to be discussed: Security is a fundamental and transversal requirement in every system that exists today on the planet and needs to be part of human behavior in any social, governmental, or corporate organization. Elements such as talent scarcity and retention, challenges that automation can help embedded in the context of cybersecurity culture.

Rio de Janeiro, June 15, 2022.

TIM S.A.

Camille Loyo Faria

Chief Financial Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: June 15, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer